Exhibit 99.1

ABN 82 010 975 612

Level 18, 101 Collins Street
Victoria 3000 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

PI-88 Clinical Trial Update

Brisbane, Australia, 27 January 2015. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) provides the following information on the PI-88 PATRON clinical trial received from its licensee, Medigen Biotechnology Corporation (‘Medigen’) today.

On 26 January 2015, the Medigen Board of Directors resolved to bring forward the analysis of PI-88 Phase III PATRON clinical trial data, and will inform the Taiwan Food and Drug Administration (“TFDA”) of this decision today.

As of 26 January 2015, all 520 patients in the PATRON trial have completed treatment with either PI-88 or the placebo. The PATRON clinical trial is a Phase III randomised, placebo-controlled trial being conducted in Taiwan, South Korea, China and Hong Kong to confirm the safety and efficacy of PI-88 in the adjuvant treatment of hepatocellular carcinoma after surgical resection. Pursuant to the clinical trial design, patients were to be treated for 12 months with either PI-88 or the placebo and receive follow-up for two years. Following this decision by the Medigen Board, other than patients receiving antiviral therapy, the patients will not receive any further follow-up beyond a final study visit to be conducted within the next 28 days. Medigen will now execute a study conclusion plan for the PATRON trial with the clinical trial sites and investigators. After the collection of the clinical data, a comprehensive statistical analysis will be carried out and a final clinical study report prepared.

The final clinical study report will be submitted to TFDA after the completion of data collection and analysis. Medigen will make a decision on the next phase of PI-88 based on the final result of data analysis and discussion with regulatory authorities.

Progen is seeking clarification from Medigen to understand the expected timeframe for the final results and/or the clinical study report and will update the market accordingly.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.